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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OBSIDIAN ENTERPRISES, INC.

(Name of Issuer)

Mr. Timothy S. Durham; Obsidian Capital Partners, LP;
Mr. Terry G. Whitesell; Mr. Jeffrey W. Osler;
Diamond Investments, LLC;
Durham Whitesell & Associates, LLC; Fair Holdings, Inc.;
Black Rock Acquisition Corporation

(Name of Person(s) Filing Statement)
Common Stock, $0.0001 par value

(Title of Class of Securities)
674483201

(CUSIP Number of Class of Securities)
Timothy S. Durham 111 Monument Circle, Suite 4800 Indianapolis, Indiana 46204 (317) 237-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:
Stephen J. Hackman, Ice Miller LLP One American Square, Suite 3100 Indianapolis, Indiana 46282-0200 (317) 236-2289

This statement is filed in connection with (check the appropriate box):

(a)
☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)
☐    The filing of a registration statement under the Securities Act of 1933.

(c)
☐    A tender offer.

(d)
☒    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	$1,306,187.00	Amount of Filing Fee**	$870.79

*
The transaction valuation was determined by multiplying the total number of shares which may be purchased by Black Rock Acquisition Corporation (other than shares owned by Filing Persons) multiplied by $1.85, the price being paid in this transaction.

**
Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount previously paid:    $870.79

        Form of Registration No.    005-40250

        Filing Party:    The Filing Persons listed on the cover page of this Amendment No. 4

        Date Filed:    July 7, 2005

January 30, 2006

To the stockholders of Obsidian Enterprises, Inc.,

        This letter and the accompanying Transaction Statement Supplement are being sent to you by a group of former stockholders of Obsidian Enterprises, Inc., some of whom are also officers of Obsidian, who are now the controlling stockholders of Black Rock Acquisition Corporation. On or about December 19, 2005, we mailed to you a Transaction Statement which described our intention to acquire, through Black Rock, at least 90% of the outstanding shares of Obsidian with the ultimate goal of causing Obsidian to become a private company. This letter and Transaction Statement Supplement are being delivered to inform you that Black Rock has successfully acquired ownership of 90.08% of Obsidian's common stock and will cause Obsidian to become a privately held company by merging Black Rock with and into Obsidian on or about March 6, 2006. If you are a shareholder of Obsidian as of the effective time of the merger, your shares of Obsidian common stock will be cancelled and you will be entitled to receive a cash payment of $1.85 per share.

        The information that is being provided to you in this letter and its enclosure amends, supplements and updates the information that was provided to you in the December 19, 2005 Transaction Statement. Except as amended, supplemented or updated by this letter or the Transaction Statement Supplement, the information in the Transaction Statement has not materially changed and includes important information regarding the proposed transaction, Black Rock, and its controlling stockholders, including, but not limited to, the background of the transaction; the effects of the transaction on you and on Obsidian; the purposes of and our reasons for engaging in the transaction; our beliefs as to the fairness of the transaction to Obsidian's unaffiliated stockholders; the fairness opinion of Goelzer Investment Banking, Black Rock's financial advisor; and our plans and intentions with regard to Obsidian following the going private transaction.

        Copies of the Transaction Statement are available to the public from commercial document retrieval services and at the website of the U.S. Securities and Exchange Commission at www.sec.gov. You may also read and copy the Transaction Statement at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of the Transaction Statement upon payment of a duplicating fee by writing to the Commission's Public Reference Room. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. We will also provide a copy of the Transaction Statement to you free of charge upon your written request sent to: Black Rock Acquisition Corp., Attention: Timothy S. Durham, 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

        As was described in more detail in the Transaction Statement, this going private transaction is being pursued by the owners of 77.29% of the shares of Black Rock. Specifically, we are: Timothy S. Durham, Obsidian's Chairman of the Board and Chief Executive Officer; Terry G. Whitesell, Obsidian's President and Chief Operating Officer; Jeffrey W. Osler, an executive officer of Obsidian; and certain entities in which we have a controlling interest. Additional information about us and these entities that we control can be found on Schedule I to the Transaction Statement. We are sometimes collectively referred to in the Transaction Statement and the Transaction Statement Supplement as the "Filing Persons." Until January 27, 2006, we owned 77.29% of the outstanding shares of Obsidian common stock. We created Black Rock for the purpose of seeking to purchase in privately negotiated transactions with a select group of stockholders additional shares of Obsidian common stock in order to reach at least 90% ownership of Obsidian. As described in the enclosed Transaction Statement Supplement, on January 27, 2006, we contributed all of our shares of Obsidian common stock to Black Rock and, on that same date, Black Rock acquired ownership of an additional 12.79% of the outstanding shares of Obsidian common stock, making Black Rock the 90.08% owner of Obsidian.

        On or about March 6, 2006, we will effect a "short-form" merger whereby Black Rock, the parent of Obsidian, will be merged with and into Obsidian. We are entitled to consummate this merger without any approval or other action by Obsidian's public stockholders or its board of directors because Black Rock owns more than 90% of the outstanding shares of Obsidian common stock. As a result of the merger, the stockholders of Black Rock will own 100% of the outstanding shares of Obsidian common stock and there will be fewer than 300 holders of Obsidian common stock. This will enable Obsidian to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a private company.

        Following the merger of Obsidian and Black Rock, your shares of Obsidian common stock will be cancelled and you will be entitled to receive a cash payment of $1.85 per share. You will no longer be a stockholder of Obsidian, and you will have no opportunity to participate in the future earnings and growth, if any, of Obsidian. If you believe that the $1.85 per share price that you will receive as a result of the merger is unfairly low, you will have the right to have a court in Delaware determine the value of your shares of Obsidian common stock—this is called an appraisal right—and to be paid the appraised value of your common stock as determined by the court, which could be more or less than $1.85 per share. The procedures to exercise this right are described in the enclosed document and need to be followed carefully, so we recommend that you consult a lawyer if you consider taking this step. This letter serves as your notice that you are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. A copy of Section 262 is attached to the Transaction Statement Supplement as Exhibit A.

        This letter also serves as your notice pursuant to Section 23-1-40-4 of the Indiana Business Corporation Law that the board of directors of Black Rock Acquisition has approved the merger of Black Rock Acquisition with and into Obsidian. A copy of the Plan of Merger is included as Exhibit B of the Transaction Statement Supplement. The merger will be effected on or about March 6, 2006.

        If you have questions about this process, you should contact Mr. Timothy S. Durham at (317) 237-4122.

Timothy S. Durham, On behalf of the Filing Persons

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION,
PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TRANSACTION STATEMENT SUPPLEMENT

January 30, 2006

        This Transaction Statement Supplement amends, supplements and updates the information provided to stockholders of Obsidian Enterprises, Inc. in the Rule 13E-3 Transaction Statement dated December 19, 2005. Any terms that we use in this Transaction Statement Supplement that are capitalized but not defined have the meanings given to those terms in the Transaction Statement.

Actions of the Filing Persons since December 19, 2005

        The Transaction Statement was mailed to stockholders of Obsidian on December 19, 2005. On January 18 and 19, 2006, Mr. Durham had separate telephone conversations with several of the seven potential Black Rock Class investors to discuss their interest in becoming stockholders of Black Rock or selling their shares of Obsidian common stock to Black Rock. Although no commitments were made during these conversations, the members of the Black Rock Class with whom Mr. Durham spoke indicated to him that they were inclined to either contribute or sell their Obsidian shares to Black Rock. On January 20, 2006, Black Rock mailed an official invitation letter to all of the members of the Black Rock Class asking that they consider a sale or contribution of their shares of Obsidian common stock to Black Rock. On January 23, 2006, a subscription agreement (to provide for the contribution of shares of Obsidian to Black Rock in exchange for shares of Black Rock), and a share purchase agreement (to provide for the sale of shares of Obsidian to Black Rock in exchange for a cash payment of $1.85 per share), along with other transfer documents (such as a stock power) were sent via overnight delivery to the members of the Black Rock Class.

        All of the members of the Black Rock Class then returned the required documentation, duly executed, to effect the sale or contribution of their shares of Obsidian common stock to Black Rock. Black Rock countersigned all of these agreements on January 27, 2006. On the same date, each of the Filing Persons (other than Black Rock) contributed all shares of Obsidian common stock owned by them to Black Rock in exchange for a like number of shares of Black Rock common stock.

Historical and Current Trading Prices

        (This information amends, supplements and updates the information contained in the Transaction Statement under the heading "Special Factors—Fairness of the Transaction—Fairness to Stockholders in the Minority Class—Historical and Current Trading Prices")

        The price of $1.85 per share to be paid in the merger represents a premium to the recent and historical range of trading prices of Obsidian's common stock in the over-the-counter market prior to the public announcement that the Filing Persons were seeking to take Obsidian private at a price of $1.85 per share, including a 37.0% premium over the average trading price for the 30 days ending July 6, 2005 (the day prior to the public announcement of the price). The price represents a 6.94% premium over the average trading price for the 30 days ending January 27, 2006. The price of $1.85 per share has also been deemed fair from a financial point of view to the unaffiliated stockholders by Goelzer Investment Banking in their fairness opinion dated September 14, 2005. In addition, $1.85 per share represents a premium over the book value per share of Obsidian, which was $(5.33) as of July 31, 2005.

        In determining the cash consideration to be offered for shares of Obsidian common stock, the Filing Persons considered that shares have traded at much higher prices over the course of the previous two years. In response to this concern, the Filing Persons have adopted Goelzer's analysis of the recent trading prices as more fully described in "Fairness Opinion of Financial Advisor-Recent Trading History." Goelzer's analysis states that market data revealed a trend of deteriorating prices in the market that was not necessarily evident when comparing trading averages and that, during the twelve months ended July 6, 2005 (the day prior to the public disclosure of the $1.85 per share price), Obsidian's trading price declined 7%. Please refer to "Fairness Opinion of Financial Advisor—Recent Trading History" in the Transaction Statement for additional information on Goelzer's analysis of Obsidian's historical stock prices.

        Since the time that the $1.85 cash consideration was publicly announced, shares of Obsidian common stock have traded at prices ranging from $1.30 to $2.25. Trading at prices above the $1.85 cash consideration in the proposed transaction has been very limited. Specifically, on October 10, 2005, 200 shares traded at $1.90 per share and in early December 2005 a total of 4,400 shares were traded at prices as high as $2.25 per share. Furthermore, trading volume has generally been very limited, with trades of shares of Obsidian common stock having been made on only 47 of the 142 trading days between July 6, 2005 and January 27, 2006. This limited trading above the amount of the $1.85 cash consideration does not, in itself, indicate to the Filing Persons that Goelzer's analysis of the trend of deteriorating prices is invalid or that the Filing Persons should not continue to adopt that analysis in determining the fairness of the price to be paid to shareholders in the Black Rock Class.

Market for Obsidian's Common Stock

        As of January 27, 2006, there were 3,109,333 shares of Obsidian's common stock outstanding. The shares of Obsidian's common stock are traded in the over-the-counter ("OTC") market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB." OTC market quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth, for the periods indicated, the high and low sales prices for Obsidian's common stock in the OTC market:

	Fiscal 2005		Fiscal 2004		Fiscal 2003
	High	Low	High	Low	High	Low
1st Quarter	$7.00	$2.25	$17.50	$11.50	$13.00	$8.00
2nd Quarter	$3.00	$1.55	$20.00	$5.00	$12.50	$9.00
3rd Quarter	$1.80	$1.20	$10.00	$2.50	$11.50	$5.00
4th Quarter	$1.90	$1.50	$6.25	$2.95	$15.00	$7.50

        During Obsidian's first fiscal quarter (through January 27, 2006), the high and low sale prices of Obsidian's common stock as reported in the OTC market were $2.25 and $1.60, respectively. On January 23, 2006, the last trading day on which a trade was reported prior to the date of this Transaction Statement Supplement, the closing sale price of Obsidian common stock was $1.75. The $1.85 per share price to be paid in the merger represents a premium of 6.94% over the average trading price for the 30 days ending January 27, 2006. You are urged to obtain a current market quotation for your shares of Obsidian's common stock.

Ownership of Shares of Obsidian Common Stock

        The following table provides, as of January 30, 2006, information regarding the beneficial ownership of the shares of Obsidian common stock by each of the persons named in Schedule I to the Transaction Statement, including the Filing Persons. The address of each person named in the table can be found in Schedule I.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Black Rock Acquisition Corp.	2,800,984(1)	90.08%
Timothy S. Durham	2,800,984(1)	90.08%
Terry G. Whitesell	—	—
Jeffrey W. Osler	—	—
Obsidian Capital Partners, LP	—	—
Obsidian Capital Company, LLC	—	—
Diamond Investments, LLC	—	—
Durham Whitesell & Associates, LLC	—	—
Fair Holdings, Inc.	—	—
James F. Cochran	—	—
DC Investments, LLC	—	—
Jonathan B. Swain	2,800,984(1)	90.08%

(1)
Black Rock Acquisition Corporation holds these shares directly. Messrs. Durham and Swain are members of the Board of Directors of Black Rock and may be deemed to share voting and investment power with respect to these shares.

Prior Purchases of Obsidian Common Stock

        On January 27, 2006, Black Rock obtained ownership of 2,800,984 shares of Obsidian common stock, representing 90.08% of the total outstanding voting shares of Obsidian. A total of 2,404,393 shares were acquired from the Filing Persons. All of the Filing Persons contributed their shares of Obsidian common stock to Black Rock in exchange for a like number of shares of Black Rock common stock. An additional 396,591 shares were purchased or acquired from other Obsidian stockholders. These acquisitions and purchases were made from a total of seven persons (not including the Filing Persons) in privately negotiated transactions. Black Rock acquired 242,108 of these shares in exchange for a like number of shares of its own common stock. Black Rock purchased 154,483 of these shares at a price of $1.85 per share in cash paid at the time of the transaction.

Financing of the Transaction

        In order to finance costs and expenses associated with the going private transaction, Black Rock has entered into a Term Loan Agreement and Promissory Note (the "Loan Agreement") with Diamond Investments, LLC ("Diamond"), an entity which is a personal investment vehicle for and is controlled by Mr. Durham. Pursuant to the Loan Agreement, Black Rock may borrow up to $255,000.00 from Diamond. The loan is non-recourse and unsecured, and there are no material conditions to the financing other than that it is to be used for purposes of the going private transaction. The loan bears interest at a rate of 6% per annum and the loan matures and is due in full on June 16, 2007. Although the loan may be prepaid at any time without premium or penalty, no payment is required to be made until the maturity date. Black Rock has begun to draw on this loan and anticipates that it will borrow the entire $225,000.00 available in order to finance the going private transaction.

        In addition to amounts provided under the Loan Agreement, the going private transaction will be financed by Black Rock's call of Diamond's subscription to purchase up to 706,047 shares of the common stock of Black Rock Acquisition at a cost of $1.85 per share, in accordance with the terms of a Subscription Agreement entered into by Diamond and Black Rock Acquisition. On January 31, 2006, Black Rock's board of directors called the subscription for the full number of shares covered by the subscription and will use the proceeds to finance the purchase of 154,483 shares of Obsidian common stock of $1.85 per share from the members of the Black Rock Class that elected to sell shares of Obsidian in exchange for cash. Any remaining proceeds from the subscription will be used to fund other costs and expenses of the going private transaction.

Intentions of Officers and Directors of Obsidian

        Messrs. Durham, Whitesell and Osler, each of whom are directors and executive officers of Obsidian, and all persons named on Schedule I to the Transaction Statement have contributed their shares of Obsidian common stock to Black Rock in exchange for a like number of shares of Black Rock common stock.

        In addition, one other director of Obsidian, D. Scott McCain, was asked to sell his shares of Obsidian common stock to Black Rock. Mr. McCain agreed to sell all 16,202 shares of his Obsidian common stock to Black Rock in exchange for a like number of shares of Black Rock common stock. Neither Black Rock nor the other Filing Persons offered to purchase the shares of Obsidian common stock held by any other officer or director of Obsidian.

Appraisal Rights of Dissenting Stockholders

        Upon consummation of the merger on or about March 6, 2006, record stockholders of Obsidian as of that date will have certain rights under the Delaware General Corporation Law, or DGCL, to an appraisal of, and to receive payment in cash of the fair value of, their shares of Obsidian common stock (the "Appraisal Shares").

        Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), a copy of which is attached to this Transaction statement as Exhibit A, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and will be entitled to receive from Obsidian a cash payment equal to such fair value. Any such judicial determination of the fair value of Appraisal Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $1.85 per share to be paid in the merger. In addition, stockholders who invoke appraisal rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of the Appraisal Shares. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

        Under Section 262, Obsidian, either before the effective time of the merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective time and that appraisal rights are available. In either case, the notice must include a copy of Section 262. This Transaction Statement Supplement and the attached copy of Section 262 are intended by the Filing Persons to satisfy this notice requirement. A holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to Obsidian within 20 days after the date of mailing such notice, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal is made and must continue to hold of record such Appraisal Shares through the effective time of the merger. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made, but who thereafter transfers such Appraisal Shares prior to the effective time of the merger, will lose any right to appraisal with respect to such Appraisal Shares. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Obsidian of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of such Appraisal Shares.

        A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for appraisal rights must be executed by or for the record owner. If Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Appraisal Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Appraisal Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Appraisal Shares.

        A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Appraisal Shares held for all or less than all of the beneficial owners of those Appraisal Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Appraisal Shares outstanding in the name of such record owner.

        Within 120 days after the effective time of the merger, but not thereafter, Obsidian or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holders' Appraisal Shares. There is no present intention on the part of Obsidian, Black Rock or the Filing Persons to file an appraisal petition on behalf of Obsidian, and stockholders who seek to exercise appraisal rights should not assume that Obsidian will file such a petition or that Obsidian will initiate any negotiations with respect to the fair value of Appraisal Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from Obsidian a statement with respect to which demands for appraisal were received as well as the number of holders of such Shares. Such statement must be mailed within ten days after the written request therefor has been received by Obsidian, or within ten days after expiration of the period for delivery of demands, whichever is later.

        If a petition for appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the effective time of the merger.

        The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

        At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw its demand for appraisal and to accept the merger consideration of $1.85 per share. After this period, the stockholder may withdraw such holder's demand for appraisal only with the written consent of Obsidian. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to Obsidian a written withdrawal of such stockholder's demand for appraisal within 60 days after the effective time of the merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is attached to this transaction statement as Exhibit A, and the foregoing summary is qualified in its entirety by reference to Exhibit A.

        The Filing Persons have made no provision to obtain counsel or appraisal services for or to grant access to the corporate files of Obsidian or Black Rock by the unaffiliated Obsidian stockholders.

Exhibit A
Section 262 of the Delaware
General Corporation Law—Appraisal Rights Statute

§ 262. Appraisal rights.

  (a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

  (1)
  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

  (2)
  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  (a)
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  (b)
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      (c)
      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      (d)
      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (1)
      In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (e)
      Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (f)
      Appraisal rights shall be perfected as follows:

      (1)
      If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2)
      If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (g)
      Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (h)
      Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (i)
      At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (j)
      After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (k)
      The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (l)
      The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (m)
      From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (n)
      The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Exhibit B

AGREEMENT AND PLAN OF MERGER
OF
BLACK ROCK ACQUISITION CORPORATION
INTO
OBSIDIAN ENTERPRISES, INC.

Pursuant to Section 253 of the General Corporation
Law of the State of Delaware and Section 23-1-40-4
of the Indiana Business Corporations Law

        THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), has been adopted by the Board of Directors of Black Rock Acquisition Corporation, an Indiana corporation ("Parent"), on the 30th day of January, 2006.

WITNESSETH:

        WHEREAS, Parent is a corporation duly incorporated and validly existing under the laws of the State of Indiana;

        WHEREAS, Obsidian Enterprises, Inc, a Delaware corporation ("Subsidiary"), is a corporation duly incorporated and validly existing under the laws of the State of Delaware;

        WHEREAS, Parent owns of record and beneficially 90.08% of the outstanding shares of Common Stock of Subsidiary;

        WHEREAS, the boards of directors of Parent and Subsidiary have deemed it desirable and in the best interests of Parent and Subsidiary that Parent be merged (the "Merger") with and into Subsidiary;

        WHEREAS, pursuant to Section 253 of the Delaware General Corporation Law and Section 23-1-40-4 of the Indiana Business Corporations Law, Parent shall be merged with and into Subsidiary, whereupon the separate existence of Parent shall cease, and Subsidiary shall be the surviving corporation (the "Surviving Corporation"); and

        WHEREAS, at the Effective Time (as defined herein), all of the shares of common stock of Parent shall be converted into the right to receive one share of the common stock of Subsidiary and the shares of the common stock of Subsidiary shall be canceled and each share shall be converted into the right to receive one dollar eighty-five cents ($1.85).

        NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, the parties hereto have agreed as follows:

ARTICLE I.
The Merger

        Section 1.1.    Effective Time.    The Merger shall become effective upon the filing of Articles of Merger and Certificate of Merger with the Secretary of State of the States of Indiana and Delaware, respectively, in accordance with Section 1.2, and the latest such date shall be the "Effective Time" referred to in this Agreement.

        Section 1.2.    Articles of Merger and Certificate of Merger.    As soon as practicable after the execution hereof, Articles of Merger shall be executed by Parent and filed with the Secretary of State of the State of Indiana as provided in the Indiana Business Corporation Law, and a Certificate of Merger shall be executed by Parent and filed with the Secretary of State of the State of Delaware as provided in the General Corporation Law of the State of Delaware.

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        Section 1.3.    Other Actions.    Parent and Subsidiary shall take all such actions as may be reasonably necessary or appropriate in order to fully effectuate the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation shall take all such action.

        Section 1.4.    Effect of the Merger.    As of the Effective Time, Parent shall be merged with and into Subsidiary and the separate corporate existence of Parent shall cease. Subsidiary shall possess all of the assets, rights, privileges, immunities, powers, and franchises, and shall be subject to and assume all of the duties and liabilities of Parent. The effect of the Merger shall be otherwise as provided under the Indiana Business Corporation Law and the General Corporation Law of the State of Delaware. The Certificate of Incorporation and By-Laws of Parent in effect immediately prior to the Effective Time shall constitute the Certificate of Incorporation and By-Laws of the Surviving Corporation. The directors and officers of Subsidiary shall be the directors and officers of Surviving Corporation.

        Section 1.5.    Capital Structure.    The amount of authorized capital stock of Subsidiary shall be unaffected by the Merger.

        Section 1.6.    Assets and Liabilities.    The title to all assets and other property owned by Parent shall vest in Subsidiary without reversion or impairment. All liabilities of Parent shall be assumed by virtue of the Merger and by operation of law by Subsidiary.

ARTICLE II.
Conversion of Shares

        Section 2.1.    Parent Shares.    As of the Effective Time, by virtue of the Merger and by operation of law, each of the issued and outstanding shares of common stock of Parent shall be converted into one (1) share of common stock of Subsidiary.

        Section 2.2.    Subsidiary Shares.    As of the Effective Time, by virtue of the Merger, each of the issued and outstanding shares of common stock of Subsidiary shall be canceled and each share shall be converted into the right to receive one dollar eighty-five cents ($1.85).

        Section 2.3.    Surrender of Certificates for Converted or Canceled Shares.    Following the Effective Time, the Surviving Corporation shall issue certificates for its common shares upon surrender of the Parent stock certificates for the shares that are to be converted in the Merger. Until so surrendered, certificates of Parent shall be deemed to represent the ownership, for all purposes, of an equivalent number of shares of common stock of the Surviving Corporation. Certificates of Subsidiary shall be deemed canceled as of the Effective Time of the Merger.

B-2

TRANSACTION STATEMENT

ITEM 1.    SUMMARY TERM SHEET

        No change from Amendment No. 3.

ITEM 2.    SUBJECT COMPANY INFORMATION

          (a)-(b)    No change from Amendment No. 3.

          (c)    Trading market and price    Updated, amended and supplemented by "Market for Obsidian's Common Stock."

          (d)-(e)    No change from Amendment No. 3.

          (f)    Prior stock purchases.    Updated, amended and supplemented by "Prior Purchases of Obsidian Common Stock."

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        No change from Amendment No. 3.

ITEM 4.    TERMS OF THE TRANSACTION

        No change from Amendment No. 3.

ITEM 5.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

          (a) and (c)    No change from Amendment No. 3.

          (d)    Negotiations or contacts    and (e) Agreements involving Obsidian's securities. Updated, amended and supplemented by "Actions of the Filing Person's since December 19, 2005."

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        No change from Amendment No. 3.

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        No change from Amendment No. 3.

ITEM 8.    FAIRNESS OF THE TRANSACTION

        Updated, amended and supplemented by "Historical and Current Trading Prices."

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        No change from Amendment No. 3.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Updated, amended and supplemented by "Financing of the Transactions."

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Updated, amended and supplemented by "Prior Purchases of Obsidian Common Stock."

i

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        Not applicable.

ITEM 13.    FINANCIAL STATEMENTS

        No change from Amendment No. 3.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        No change from Amendment No. 3.

ITEM 15.    ADDITIONAL INFORMATION

        Not applicable

ii

ITEM 16.    EXHIBITS.

Exhibit Number	Description
(a)(1)+	Transaction Statement mailed to stockholders of Obsidian Enterprises, Inc. on or about December 19, 2005 (incorporated by reference to the transaction statement filed in the forepart of Amendment No. 3 to the Schedule 13E-3).
(a)(2)
Transaction Statement Supplement to be mailed to stockholders of Obsidian Enterprises, Inc. (incorporated by reference to the Transaction Statement Supplement filed in the forepart of this Amendment No. 4 to Schedule 13E-3).
(a)(3)	Subscription Agreement provided to members of the Black Rock Class on or about January 23, 2006.
(a)(4)	Share Purchase Agreement provided to members of the Black Rock Class on or about January 23, 2006.
(a)(5)	Press Release issued by Black Rock Acquisition Corporation on January 30, 2006.
(b)(1)+	Term Loan Agreement and Promissory Note by and between Diamond Investment, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(b)(2)+	Subscription Agreement by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(c)(1)+	Fairness Opinion of Goelzer Investment Banking, dated June 30, 2005.
(c)(2)+	Report of Goelzer Investment Banking delivered to the Board of Directors of Black Rock Acquisition Corporation on June 30, 2005.
(c)(2)+	Fairness Opinion of Goelzer Investment Banking, dated September 14, 2005.
(c)(3)+	Report of Goelzer Investment Banking delivered to the Board of Directors of Black Rock Acquisition Corporation on September 14, 2005.
(c)(4)+	Consent of Goelzer Investment Banking
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit A to the Transaction Statement Supplement).

+
Previously filed

iii

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006	BLACK ROCK ACQUISITION CORP.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer
Date: January 30, 2006	/s/ TIMOTHY S. DURHAM Timothy S. Durham
Date: January 30, 2006	/s/ TERRY G. WHITESELL Terry G. Whitesell
Date: January 30, 2006	/s/ JEFFREY W. OSLER Jeffrey W. Osler
Date: January 30, 2006	OBSIDIAN CAPITAL PARTNERS, LP
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: January 30, 2006	DIAMOND INVESTMENTS, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: January 30, 2006	FAIR HOLDINGS, INC.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer
Date: January 30, 2006	DURHAM WHITESELL & ASSOCIATES, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member

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QuickLinks

TRANSACTION STATEMENT SUPPLEMENT
Exhibit A Section 262 of the Delaware General Corporation Law—Appraisal Rights Statute
Exhibit B
TRANSACTION STATEMENT
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
  ITEM 8. FAIRNESS OF THE TRANSACTION
  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
  ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 12. THE SOLICITATION OR RECOMMENDATION.
  ITEM 13. FINANCIAL STATEMENTS
  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 15. ADDITIONAL INFORMATION
  ITEM 16. EXHIBITS.
SIGNATURE